SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021.

Commission File Number 001-40733

LI-CYCLE HOLDINGS CORP.

Li-Cycle Holdings Corp.

207 Queen’s Quay West, Suite 590

Toronto, ON M5J 1A7

(877) 542-9253

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Redemption of Warrants

On December 27, 2021, Li-Cycle Holdings Corp. (the “Company”) issued a press release announcing the redemption (the “Redemption”) of all of its outstanding warrants to purchase common shares of the Company that were issued under the Warrant Agreement, dated September 23, 2020, by and between Peridot Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent, as amended by the Warrant Amendment Agreement, dated as of August 10, 2021 by and between the Company and Continental Stock Transfer & Trust Company. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

A copy of the Notice of Redemption delivered by the Company related to the Redemption is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Neither this Current Report on Form 6-K, the press release attached hereto as Exhibit 99.1 nor the Notice of Redemption attached hereto as Exhibit 99.2 constitutes an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

Exhibits

Exhibit Number	Exhibit Description

99.1	Press Release dated December 27, 2021.

99.2	Notice of Redemption dated December 27, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name:	Ajay Kochhar
Title:	Chief Executive Officer and Director

Date: December 27, 2021